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                                                                  RULE 424(b)(3)
                                                      REGISTRATION NO. 333-40669

                            PRICING SUPPLEMENT NO. 18
                      TO PROSPECTUS DATED December 10, 1997
                       (As supplemented December 12, 1997)

                   INTERNATIONAL BUSINESS MACHINES CORPORATION

                                MEDIUM-TERM NOTES
                              (Floating Rate Note)
                    (Due One Year or More from date of issue)

Designation: Floating Rate                                 Original Issue Date:
Medium-Term Notes                                            September 18, 1998
due September 18, 2000

Principal Amount:  $25,000,000                            Maturity Date:
                                                              September 18, 2000

Issue Price (as a percentage of                            Regular Record Dates:
Principal Amount):  100%                                  Fifteenth calendar day
                                                                whether or not a
Interest Rate Base:  LIBOR (3 MONTH)                       Business Day prior to
                                                               the corresponding
Spread:   .025%                                            Interest Payment Date

Initial Interest Rate: 5.525%

Interest Payment Dates: Quarterly, on the 18th of each December, March, June and September, beginning on December 18, 1998 and ending on the Maturity Date.

Commission or Discount (as a percentage of Principal
Amount): 0.00%
                                                           Interest Reset Dates:
                                                           Each Interest Payment
CUSIP:  459 20Q BK9                                        Date (other than the
                                                           Maturity Date)
Index Maturity:   3 month

Designated LIBOR Page:                                    Interest Reset Period:
Telerate Page 3750                                        Quarterly



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Interest Determination Dates: Second London Banking Day preceding each Interest
Reset Date

Form of Note:/X/ Book-Entry
             / / Certificated


     This is a Pricing Supplement. It adds to, or 'supplements' the description of the Notes referred to in the accompanying Prospectus Supplement and Prospectus. It provides specific information about the Notes. The Pricing Supplement also amends the Prospectus Supplement and Prospectus to the extent it is not consistent with the terms contained in the Prospectus Supplement and Prospectus.

INTEREST

     The Notes will bear interest at a rate reset on the Interest Reset Dates which are specified above. The interest rate in effect from the Original Issue Date to the first Interest Reset Date for the Notes will be the Initial Interest Rate. Thereafter, the interest rate per annum on the Notes for each Interest Reset Period will be determined at the rate for Three (3) month LIBOR plus a Spread of two and one-half basis points (0.025 %).

     Interest on the Notes will be calculated based on the actual number of days elapsed over a year of 360 days. The Calculation Agent for the Notes will be The Chase Manhattan Bank.

     If any Interest Payment Date or any Interest Reset Date would otherwise be a day that is not a Business Day, such date will be postponed to the next day that is a Business Day. However, if that day falls in the next calendar month, the Interest Payment Date or Interest Reset Date will be advanced to the first day before that date which is a Business Day.

     A Business Day" means any day on which commercial banks and foreign exchange markets settle payments in The City of New York, and is a day on which dealings in deposits in U.S. Dollars are transacted in the London interbank market (a 'London Banking Day').

     We have capitalized other terms in this document. If they are not defined specifically here, they have have the same


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meanings already given to them in the Prospectus Supplement and Prospectus.

 PLAN OF DISTRIBUTION

     We are selling the Notes to Chase Securities Inc. They, in turn, are reselling the Notes to one or more investors at a fixed public offering price. Thereafter, their price and any related concession or discount may be changed.

Dated: September 15, 1998